United  States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

October 22, 2008

Re:          Cardiome Pharma Corp.
Form 40-F for the Fiscal Year Ended December 31, 2007
File No. 000-29338

Ladies and Gentlemen,

Further to our telephone conversation with Ms. Sasha Parikh from the Division of Corporate Finance on October 20, 2008, set forth below is the updated response of Cardiome Pharma Corp. (the “Company”) to comment number 2 included in your letter to Mr. Curtis Sikorsky, Chief Financial Officer of the Company dated September 17, 2008.  The updated response includes the draft disclosure that will be included in the Clinical Development section of the Company’s Q3 2008 MD&A.

Exhibit 99.4 - Management’s Discussion and Analysis

Clinical Development, page 3

2.
We have read your response to prior comment five however we believe that MD&A disclosure should be complete and not require investors to read previous MD&As.  Please disclose the costs incurred to date on each of you major research and development projects as previously requested in part a of the comment.

We will include disclosure in the Clinical Development section of our Q3 2008 MD&A and future MD&As regarding the costs incurred to date on each of our major research and development as follows:

CLINICAL DEVELOPMENT

The following table summarizes recent clinical trials associated with each of our research and development programs:

Program	Stage of Development	Current Status	Cost to date
Vernakalant (iv)	NDA	Current status as at Q3 2008.	$xx
	European Comparator Study	Current status as at Q3 2008
Vernakalant (oral)	Phase 2b Clinical Trial	Current status as at Q3 2008	$xx
GED-aPC	Phase 1	Current status as at Q3 2008.	$xx
Artesian Projects	Pre-Clinical Stage	Current status as at Q3 2008	$xx

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The Company hereby represents and acknowledges to the Staff the following:

°	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
°
the Staff comments or changes to disclosure in response to Staff comments in the Company’s filings with the Commission that are reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

°	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any questions or comments with respect to this letter.

Sincerely,

Curtis Sikorsky
Chief Financial Officer
Cc: Farran Hobbs
       Joe Garcia
       David Frost